Nasus Consulting, Inc.
83 Fisher Street
Millville, MA. 01504

April 6, 2009

David L. Orlic
Special Counsel
United States
Securities and Exchange Commission
Washington, D.C.20549
MailStop 4561

RE:           Nasus Consulting, Inc.
Preliminary Information Statement on Schedule 14C
Filed March 16, 2009
File No. 333-150135

Dear Mr.Orlic,

Below are our responses to your comment letter of March 25, 2009.

General

1.
It appears from the Form 8-K filed on March 12, 2009 that you have already taken the actions discussed in your information statement.  Please provide your analysis as to how this is consistent with Rule 14c-2(b) under the Exchange Act, which provides that the information statement shall be sent or given at least 20 calendar days prior to the earliest date on which the corporate action may be taken.

It was our belief that since the company is a smaller reporting company and was not required to have an actual meeting to take this action under Nevada law the action was not subject to Rule 14 but filed the 14C in an effort to maximize available public information on the company.   Believing that this action was not subject to Rule 14 the company assumed that the 20 period under 14c-2(b) was not applicable.  However, even if the company is subject to Rule 14 and therefore Rule 14c-2(b), the action taken with the Secretary of State of Nevada was administrative only and in the 20 days since such filing the company has taken no action inconsistent with its previously authorized capitalization.    The company has not entered into any plans, proposals or arrangements to issue any of the newly available authorized shares for any purpose and presently has no such plans.   Thus, if the company is subject to Rule 14c-2(b) it has not taken any actions materially inconsistent with such rule.

Purpose of Stockholder Action

2.
Please tell us whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings.   If you do not, please disclose that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.

The company presently does not have any plans, proposals or arrangements written or otherwise to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings.

Financial Statements and Other Financial Information

3.
You have only incorporated by reference audited financial statements and related information for the fiscal years ended December 31, 2006 and 2007.  Please advise why you are not also incorporating by reference your most recent Form 10-Q filed on November 14, 2008.  We note that you are required to file an annual report on Form 10-K for the fiscal year ended December 31, 2008 by next Tuesday, March 31, 2009.

The December 31, 2008 Form 10-K will be filed timely within the 15 days of its original due date granted by the filing of the company’s Notification of Late Filing.     This Dec. 31, 2008 10-K will be referenced in the next amendment of the preliminary 14C or the definitive 14C.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Russell R. Desjourdy

Russell R. Desjourdy, President
Nasus Consulting, Inc.